Mail Stop 6010


      January 26, 2006


Mr. Peter V. Leigh
Chief Financial Officer
OmniVision Technologies, Inc.
1341 Orleans Drive
Sunnyvale, CA  94089-1136

	Re:	Omnivision Technologies, Inc.
      Form 10-K for the Fiscal Year Ended April 30, 2005
Forms 10-Q for the Quarters Ended July 31, 2005 and
     October 31, 2005
      File No.  000-29939

Dear Mr. Leigh:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Year Ended April 30, 2005

Consolidated Financial Statements, page 52

Consolidated Statement of Operations, page 56

1. In future filings, revise your consolidated statements of income to include the non-cash stock based compensation in the same lines as cash compensation paid to the same employees. You may parenthetically note to the appropriate income statement line items the amount of expense related to share-based payment arrangements included in specific line items in the financial statements.
Refer
to the guidance provided in SAB Topic 14-F.

Notes to Consolidated Financial Statements, page 59

Note 1.  OmniVision and Summary of its Significant Accounting
Policies, page 59

-Short-term Investments, page 61

2. We note that you have classified your auction rate securities that
mature after thirty years as short-term investments at April 30,
2005
and 2004. Since your auction rate securities have long-term maturity dates and there is no guarantee that you will be able to liquidate the holdings, these securities do not meet the definition of cash equivalents as provided in paragraphs 8 and 9 of SFAS 95. These securities should be presented on the balance sheet as current assets or non-current assets in accordance with the guidance in ARB 43, Chapter 3A, Working Capital - Current Assets and Current Liabilities.
In future filings, please revise to classify these securities as non-current investments or tell us why you believe your presentation is appropriate.

Item 9A.  Controls and Procedures, page 83

-Management`s Consideration of Prior Restatements, page 84

3. We note your identified material weaknesses related to internal controls over revenue recognition and financial reporting in connection with the restatement of your financial results for the quarters ended July 31, 2003, October 31, 2003, and January 31, 2004.
Tell us and revise in future filings to disclose the specific steps you have taken to remediate the material weakness identified related to your internal controls over financial reporting and revenue recognition. For instance, please specifically discuss the areas of improvements that you have made to strengthen your revenue recognition review control procedures. Include discussions of when you expect all improvements and corrective actions will be implemented and what actions you are taking in the interim to mitigate the weaknesses in the controls.


Form 10-Q for the Quarter Ended October 31, 2005

Condensed Consolidated Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 5.  Long-term investments, page 11

-VisEra Technologies Company, Ltd, page 12

4. We note that you amended your joint venture agreement with Taiwan
Semiconductor Manufacturing Company (TSMC) in August 2005 which resulted in the consolidation of this entity`s results during the three months ended October 31, 2005. We further note that you have a
50% interest in this joint venture. Please tell us and revise future filings to explain your basis in GAAP for consolidating this entity.
We may have further comment after receiving your response.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.


      							Sincerely,



								Michele Gohlke
								Branch Chief



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Mr. Peter V. Leigh
OmniVision Technologies, Inc.
January 26, 2006
Page 1